UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2022

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-221462, 333-266492, 333-260974 and 333-262820) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629, 333-249457 and 333-263234) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On November 21, 2022, ObsEva SA (the “Company”) entered that certain IP Acquisition Agreement, by and between the Company and XOMA (US) LLC, a Delaware limited liability company (“XOMA”), dated as of November 21, 2022 (the “Acquisition Agreement”), pursuant to which the Company sold and assigned all its rights to Ebopiprant, an investigational, orally active, selective prostaglandin F2α (PGF2α) receptor antagonist, including the Company’s July 2021 license agreement with Organon & Co. (“Organon”) and June 2015 license agreement with Merck KGaA, Darmstadt, Germany related to Ebopiprant, as well as the intellectual property estate, to XOMA for an upfront payment of $15 million and future milestone payments of up to approximately $98 million upon the achievement of certain development and regulatory milestones and sales milestones under the July 2021 license agreement with Organon.

Also on November 21, 2022, in connection with the entry into the Acquisition Agreement, the Company entered into a consent and amendment agreement (the “Consent”) with certain funds and accounts managed by JGB Management, Inc. (“JGB”) related to that certain Amended and Restated Securities Purchase Agreement, deemed dated as of October 12, 2021, by and between the Company and JGB (the “Securities Purchase Agreement”), that certain Senior Secured Convertible Note issued by the Company to JGB due October 12, 2024, in the aggregate original principal amount of $31,496,063 (the “First Tranche Note”) and that certain Senior Secured Convertible Note issued by the Company to JGB due January 28, 2025, in the aggregate original principal amount of $10,500,000, (the “Second Tranche Note” and together with the First Tranche Note, the “Outstanding Notes”, and together with the Securities Purchase Agreement and ancillary agreements thereto, the “Transaction Agreements”). Pursuant to the Consent, JGB consented to the Company’s entry into the Acquisition Agreement, and the Company and JGB also agreed (i) to amend the maturity date of each of the Outstanding Notes to December 31, 2023 and (ii) that the Company will maintain in a control account pursuant to the Transaction Agreements a minimum cash balance equal to the aggregate outstanding principal balance under the Outstanding Notes as of November 21, 2022, provided such minimum cash balance shall be correspondingly reduced upon any conversion of the outstanding balance or payoff of the Outstanding Notes. As of November 21, 2022, the aggregate outstanding principal of the Outstanding Notes was approximately $6.7 million.

The foregoing summary does not purport to be a complete description of the terms of the Acquisition Agreement or the Consent Agreement and is qualified in its entirety by reference to the full text of such documents, a copy of which will be filed with the U.S. Securities and Exchange Commission (“SEC”) in the Company’s Annual Report for the year ended December 31, 2022, in the case of the Acquisition Agreement, and a copy of which is filed as Exhibit 99.1 hereto and incorporated herein, in the case of the Consent.

On November 22, 2022, the Company issued a press release announcing, among other things, that it had entered into the Acquisition Agreement and Consent. A copy of the press release is filed as Exhibit 99.2 hereto and incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

Statements in this Form 6-K that are not strictly historical in nature, including but not limited to, statements regarding potential future milestone payments to the Company under the Acquisition Agreement and the potential impact of the Consent. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including risks and uncertainties in the outcome and potential impact of the Company’s filing for a preliminary moratorium with the Swiss courts, including with respect to the Company’s agreements with third parties, including the Transaction Agreements, and in the Company’s ability to successfully restructure its operations and refocus its development and commercialization strategy, and other risks and uncertainties that are described in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with SEC on March 10, 2022 and in the Reports on Form 6-K filed with the SEC on May 17, 2022 and August 17, 2022, and other filings the Company makes with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consent and Amendment Agreement, by and between the Company and JGB, dated November 21, 2022.

99.2	Press Release, dated November 22, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: November 22, 2022	By:	/s/ Brian O’Callaghan
Name Brian O’Callaghan
Title: Chief Executive Officer